FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of the Minutes of the 576th Meeting of the Board of Directors Held on September 11, 2013

2.	Summary of Principal Decisions of the 585th Meeting of the Board of Directors Held on January 16, 2014

3.	Summary of Principal Decisions of the 586th Meeting of the Board of Directors Held on January 23, 2014

4.	Market Announcement Dated January 28, 2014: Press report on a gas pipeline for the Minas Triangle

5.

Notice to Stockholders Dated January 29, 2014: Rectification on the information of item “d” of the notice to stockholders dated December 26, 2013, regarding the capital increase and stock dividend on the Company’s registered share capital

6.	Minutes of the Extraordinary General Meeting of Stockholders Held on January 30, 2014

7.	Market Announcement Dated January 31, 2014: Acquisition of Brasil PCH - right of dissenting stockholders to withdraw

8.	Summary of Principal Decisions of the 587th Meeting of the Board of Directors Held on February 6, 2014

9.	Market Announcement Dated February 12, 2014: Reply to BM&FBovespa Request for Information No. GAE 0277/14

10.	Market Announcement Dated February 14, 2014: Purchase price paid for 51% of Brasil PCH

11.	Summary of Principal Decisions of the 588th Meeting of the Board of Directors Held on February 14, 2014

12.	Summary of the Minutes of the 586th Meeting of the Board of Directors Held on January 23, 2014

13.	Market Announcement Dated February 20, 2014: CEMIG studies privatization of Colombian Generator Isagen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: February 21, 2014

1. Summary of the Minutes of the 576th Meeting of the Board of Directors Held on September 11, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

576TH MEETING

Date, time and place:	September 11, 2013, at 2 p.m., at the Company’s head office.
Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                          The Board approved the minutes of this meeting.

III                     The Board authorized:

a)             Injection of capital into Axxiom Soluções Tecnológicas S.A. (‘Axxiom’), in the form of an advance against future capital increase (Adiantamento para Futuro Aumento de Capital, or AFAC), the proportional contribution of which relating to Cemig is up to three million nine hundred twenty thousand Reais.

b)             Increase in the share capital of Axxiom,

from	nine million two hundred thousand Reais
to an upper limit of	seventeen million two hundred thousand Reais;

the new capital, in common shares, being subscribed by the said AFAC; with

• consequent alteration of Clause 5 of the by-laws of Axxiom; and

• authorization for all and any acts necessary for compliance with this decision.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                      The Board oriented vote in favor by the representatives of Cemig at the Extraordinary General Meeting of Stockholders that decides on the matter referred to in Item III above.

V                           Withdrawn from the agenda: The matter relating to the Phoenix Project was withdrawn from the agenda.

IV                      Comment: The following spoke on general subjects and business of interest to the Company.

Board members;
Chief Officers:	Luiz Fernando Rolla,	Maria Celeste Morais Guimarães;
Manager:	João José Magalhães Soares;

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Luiz Augusto de Barros,

Newton Brandão Ferraz Ramos,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro;

Chief Officers:	Luiz Fernando Rolla,	Maria Celeste Morais Guimarães;
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)                               Anamaria Pugedo Frade Barros.

- - -

Commercial Board of the State of Minas Gerais

I certify registry on: January 31, 2014

Under the number: 5219573

Filing Receipt number: 14/093.193-7

Marinely de Paula Bomfim

General Secretary

2.Summary of Principal Decisions of the 585th Meeting of the Board of Directors Held on January 16, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 16, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 585th meeting, held on January 16, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1                 Partial return of the amount restituted by the State of Minas Gerais as an administrative deposit related to the ITCD tax (Tax on transfers of assets by donation).

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Principal Decisions of the 586th Meeting of the Board of Directors Held on January 23, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 23, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 586th meeting, held on January 23, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1                 Orientation of vote at the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica – Taesa.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Market Announcement Dated January 28, 2014:  Press report on a gas pipeline for the Minas Triangle

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Press report on a gas pipeline for the Minas Triangle

In line with its commitment to best corporate governance practices, Cemig (a listed company with securities traded on stock exchanges of São Paulo, New York and Madrid), advises the public as follows:

The Estado de São Paulo newspaper published a news report today (January 28, 2014), under the headline “Cemig will invest R$1.8bn in gas pipeline”.

Cemig advised the public in two Market Announcements in 2011 (on March 17 and 31 of that year) that it was undertaking joint studies with Petrobras and the Minas Gerais State government on construction of a gas pipeline able to take natural gas to Uberaba, and to the whole of the Minas Triangle, having in mind the strategic importance of this source of energy for the whole of the Triangle region, the economy of which is expanding firmly.

Through its subsidiary Gasmig, Cemig operates in natural gas distribution. Gasmig is the exclusive distributor of piped gas in the State of Minas Gerais. Through its pipelines it serves industry, general and home users, as well as supplying compressed natural gas, liquefied natural gas, gas for automotive consumption, and gas as fuel for thermoelectric power generation plants.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders; and to publish all and any material information as soon as it is confirmed and effective.

Belo Horizonte, January 28, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Notice to Stockholders Dated January 29, 2014: Rectification on the information of item “d” of the notice to stockholders dated December 26, 2013, regarding the capital increase and stock dividend on the Company’s registered share capital

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

RE-PRESENTED ON JANUARY 29, 2014

This Notice to Stockholders was re-presented on January 29, 2014 to rectify the information in item ‘d’, which originally stated that the unit cost attributable to the shares issued in the stock dividend was R$ 5.00.

In the best interpretation now available to the Company, however, the said stock dividend is not among those described in Paragraph 1 of Article 47 of Normative Instruction 1.022/2010 of the Brazilian federal tax authority (Receita Federal do Brasil), since it is a stock dividend arising from capitalization of a capital reserve defined as ‘untaxed’; and as a result the unit acquisition cost attributed to the shares in the stock dividend is in fact R$ 0.00 (zero Reais).

Consequently this present Notice to Stockholders has been re-presented (below), with the original drafting of item ‘d’ now reading as follows:

“In the best interpretation available to the Company, in accordance with Paragraph 1 of Article 47 of Normative Instruction 1.022/2010 issued by the Brazilian federal tax authority (Receita Federal do Brasil), the unit acquisition cost attributed to the shares in the stock dividend is R$ 0.00 (zero Reais), since it is a stock dividend arising from capitalization of a capital reserve with ‘non-taxed’ status.”.

We hereby advise our stockholders that the Extraordinary General Meeting of Stockholders held on December 26, 2013 made the following decisions relating to stockholdings in the Company:

•                  CAPITAL INCREASE AND STOCK DIVIDEND:

(a)         Increase in the Company’s registered share capital

from	R$ 4,813,361,925.00	(four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)
to	R$ 6,294,208,270.00,	(six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais)
with issuance of	296,169,269	(two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine)

new nominal preferred shares, each with nominal unit value of R$ 5.00 (five Reais)

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

by capitalization of	R$ 1,480,846,345.00	(one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais)
from the Capital Reserve account, with consequent distribution,		to holders of the shares comprising the registered share capital of R$ 4,813,361,925.00 (four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais)

of a stock dividend of each with nominal value of	30.765323033%, R$ 5.00;	in new nominal, preferred shares,

(b)         For shares traded on the BM&FBovespa S.A. (the São Paulo Stock, Commodities and Futures Exchange), the stockholders entitled to this benefit will be those who are holders of shares on December 26, 2013. The shares will trade ‘ex–‘ this benefit on December 27, 2012.

(c)          The shares arising from the stock dividend will be credited on January 3, 2014.

(d)         In the best interpretation available to the Company, in accordance with Paragraph 1 of Article 47 of Normative Instruction 1.022/2010 issued by the Brazilian federal tax authority (Receita Federal do Brasil), the unit acquisition cost attributed to the shares in the stock dividend is R$ 0.00 (zero Reais), since it is a stock dividend arising from capitalization of a capital reserve with ‘non-taxed’ status.

(e)          In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2013.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 26, 2013

Luiz Henrique Michalick

Acting Chief Finance and Investor Relations Officer

6. Minutes of the Extraordinary General Meeting of Stockholders Held on January 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON JANUARY 30, 2014

At 11 a.m. on January 30, 2014, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, District of Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr.  Cleber Reis Grego, State Procurator of Minas Gerais, of the office of the General Attorney of the State, in accordance with the legislation in force.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder George Washington Tenório Marcelino to chair the Meeting.

The proposal by the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved. The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on December 27, 28 and 31, 2013 in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 127, 102 and 80, respectively, and O Tempo, on pages 23, 23 and 24, respectively, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 30, 2014 at 11 a.m. at the Company’s head office, at Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, to decide on the following matters:

1.              Orientation of vote by the representative of the Company at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held on January 30, 2014, in favor of:

a)             Ratification of the appointment and contracting of Ernst & Young Terco as the specialized company responsible for preparation of the Opinion on the Economic and Financial Valuation of the generation assets of Brasil PCH S.A., of April 22, 2013, for the purposes of Paragraph 1 of Article 256 of Law 6404/1976.

b)             Approval of the said Valuation Opinion on Brasil PCH S.A.

c)              Approval of the transaction for acquisition of 51% of the common shares of Brasil PCH S.A., through Chipley SP Participações S.A., a company in which Cemig GT owns 40% of the share capital.

2.              Authorization to concede the right of minority stockholders dissenting in this Extraordinary General Meeting of Stockholders to withdraw from the Company in the event of the situation referred to by

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Paragraph 2 of Article 256 of Law 6404/1976, that is to say, in the event that the price paid for the shares of Brasil PCH S.A. exceeds one and a half times the book value of that company, valued at market prices.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by January 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or producing them at the time of the meeting.

Belo Horizonte, December 19, 2013.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors”

The Chair then asked the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 30, 2014

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

– in view of the following facts and considerations –

a)             Cemig Geração e Transmissão S.A. (“Cemig GT”) has signed a share purchase agreement with Petróleo Brasileiro S.A (“Petrobras”), with the signature as consenting parties of Companhia Energética de Minas Gerais (Cemig) and Brasil PCH S.A. (Brasil PCH), such agreement governing acquisition (“the Transaction”) by Cemig GT or by a company in which it has an interest (“the Purchaser”) of the 49% of the common shares in Brasil PCH that were held by Petrobras (“the Brasil PCH Share Purchase Agreement”).

b)             The stockholders’ agreement of Brasil PCH provides for the possibility of the other stockholders exercising a right of first refusal in the event of disposal of the shares in Brasil PCH, or, further, a right of joint sale, or “tag-along right”.

c)              The Brasil PCH Share Purchase Agreement made it obligatory for the Purchaser to provide the right of tag-along and the right of first refusal to the other common stockholders of Brasil PCH – namely:  Eletroriver S.A. – (“Eletroriver”) (34.3%), BSB Energética S.A. (“BSB”) (14.7%) and Jobelpa S.A. (“Jobelpa”) (2%).

d)             At the demand of Cemig GT, exercise of the tag-along right by Jobelpa was stipulated in the Brasil PCH Share Purchase Agreement as a condition precedent for completion of the Transaction.

e)              the Board of Directors has authorized alteration of the total value of the Transaction,

from	R$ 1,321,091,000.00	(one billion three hundred twenty one million ninety one thousand Reais)
to	an amount less than or equal to
	R$ 1,326,530,617.71	(one billion three hundred twenty six million five hundred thirty thousand six hundred seventeen Reais and seventy one centavos),

in the event of acquisition of up to 100% of the common shares in Brasil PCH, if there is exercise of the right of tag-along by all the other stockholders of Brasil PCH.

f)               the Board of Directors authorized provision of a guarantee by Cemig of all the obligations and commitments under the Brasil PCH Share Purchase Agreement, under which Cemig would be jointly liable as principal debtor, and not merely as guarantor, to the same extent that, and on the same conditions as those on which, the Purchaser is liable (“the Surety Guarantee”).

g)              Clause 15.7 of the Brasil PCH Share Purchase Agreement allows assignment of the position, rights and obligations of Cemig GT under that Agreement, prior to the date of completion, at the exclusive option of Cemig GT, without the need for consent from Petrobras, to a company, already constituted or to be constituted, in which Cemig GT would have shares or unit shares representing at least 40% of the share capital, the surety guarantee given by Cemig remaining fully valid and in effect.

h)             Cemig GT entered into an Investment Agreement with RR Participações S.A. (“RR”), Light Energia S.A. (“Light”), Renova Energia S.A. (“Renova”) and Chipley SP Participações S.A. (“Chipley”), to provide, among other matters, for:

i.      procedures for increase of the capital of Chipley, in such a way that Cemig GT would become holder of 40% of the voting and total stock of Chipley;

ii.     assignment of the Brasil PCH Share Purchase Agreement to Chipley;

iii.    increase in the capital of Renova, to be subscribed entirely by Cemig GT; and

iv.    acquisition of 51% or 100%, as the case may be, of the common shares in Brasil PCH by Chipley.

i)                 Concomitantly with the Investment Agreement, Cemig GT and Chipley entered into a Term of Assignment of the PCH Brasil Share Purchase Agreement, to which Cemig, Renova and Renovapar S.A. (“Renovapar”) were consenting parties, containing, among other commitments, the following:

i.      Commitment by Chipley to assume the position of the Purchaser of the Shares, becoming subrogated in all the rights and obligation of Cemig GT in the Brasil PCH Share Purchase Agreement, also taking on responsibility for all the costs and obligations assumed by Cemig GT in the process of negotiation, formalization, and conclusion of the acquisition of the shares in Brasil PCH.

ii.     The surety guarantee provided by Cemig in the Brasil PCH Share Purchase Agreement would remain valid and effective, thenceforth favoring Chipley.

iii.    Under a Counter-Guarantee Contract entered into on the same date by the same parties that signed the Term of Assignment of the Brasil PCH Share Purchase Agreement, Renova and Renovapar undertook that in the event that the guarantee given by Cemig is executed, they will assign all the shares that they hold in Chipley to Cemig or to whatever party Cemig may indicate, in consideration of a payment of R$ 1,200.00 (one thousand two hundred Reais), duly updated.

j)                On October 28, 2013, Petrobras sent notice to Chipley stating that, within the procedures for the disposal by Petrobras of its common shares in Brasil PCH, when the period for exercise of the first refusal and tag-along rights specified in the Stockholders’ Agreement of Brasil PCH had expired, the ‘Original Stockholding Block’, comprising the companies Eletroriver and BSB, had not given any notice to Petrobras in relation to exercise of those rights, resulting in release of Petrobras, by the Original Stockholding Block, to sell its shares to Chipley.

In relation to Jobelpa, Petrobras reported that on June 25, 2013 Jobelpa stated its desire to exercise its tag-along right, and had signed the Term of Adherence to the PCH Share Purchase Agreement (previously signed by Petrobras and Cemig GT, and assigned to Chipley).

k)             To regulate the acquisition by Chipley of the shares held by Jobelpa in Brazil PCH, it was in the interest of both parties that a specific share purchase agreement should be entered into, rather than their merely entering into a Term of Adherence to the Brasil PCH Share Purchase Agreement.

l)                 It was required that the transaction of purchase of the shares owned by Jobelpa should be submitted, for consent and approval, to the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica – CADE) and the Brazilian electricity regulator (National Electricity Agency, Agência Nacional de Energia Elétrica – Aneel), simultaneously with the process of approval and consent to the purchase of Petrobras’s shares, since the transactions were conditionally linked.

m)         The period for submission to Aneel of the request for consent to a transaction involving acquisition of the shares in Brasil PCH ran until November 4, 2013, since the notice referred to in “j” above was received on October 28, 2013.

n)             On November 1, 2013, Chipley and Jobelpa entered into a share purchase agreement (“the Jobelpa share purchase agreement”) governing the acquisition by Chipley of the 2% of the voting stock of Brasil PCH owned by Jobelpa, with Cemig as guarantor.

o)             As a consequence of the transaction involving exercise of a tag-along right, resulting from the disposal of the shares in Brasil PCH owned by Petrobras, the Jobelpa share purchase agreement contains the same obligations, rights and guarantees as the Brasil PCH Share Purchase Agreement: it is substantially the same as the Petrobras document, changing only the name of the purchaser, the name of the vendor, the percentage interest involved and the number of common shares, the acquisition price (the unit price of the share being maintained); and excluding the references not applicable to the Jobelpa share purchase agreement, such as the concession of the tag-along and first-refusal rights of the other stockholders of Brasil PCH.

p)             As well as the alterations above, the Jobelpa share purchase agreement will not have Brasil PCH as a consenting party. This is because participation by Brasil PCH with this status in the share purchase agreement signed with Petrobras was questioned by the stockholders of Brasil PCH that were members of the Original Block, who stated disagreement with the concept of Brasil PCH signing a contract in which it has no right or obligation.

q)             Since Eletroriver and BSB did not exercise the right of first refusal, and Jobelpa exercised only the tag-along right (right of joint sale), in relation to the common shares that it owned, the transaction has taken the form of an acquisition of 51% of the voting stock of Brasil PCH.

r)                Under Article 256 of Law 6404/1976, indirect acquisition by Cemig GT of control of Brasil PCH requires authorization by the General Meeting of Stockholders, since the purchase price constitutes a material investment for the Purchase, as specified in Article 247, sole sub-paragraph, of that Law.

s)               The large quantity of the assets of Brasil PCH makes it impracticable to contract and carry out an assessment of the book value of that company at market prices, within the period between confirmation by Petrobras of the first refusal and tag-along rights and the closing of the transaction.

t)                It not being possible to evaluate whether or not the price paid for the shares of Brasil PCH exceeds one and a half times the book value of the company at market prices, as specified in Paragraph 2 of Article 256 of Law 6404/1976, consequently this circumstance confers the right to withdraw from the Company upon any stockholders that dissent at the General Meeting of Stockholders that decides on the indirect acquisition by Cemig GT of the control of Brasil PCH.

– now proposes to you the following:

1.         Orientation for the representative of the Company at the Extraordinary General Meeting of Stockholders of Cemig GT to be held on January 30, 2014, to vote in favor of :

a)       Ratification of the appointment, and contracting, of Ernst & Young Terco, CNPJ 59.527.788/0001-31, with head office in São Paulo at Avenida Juscelino Kubitschek 1830, Torre II, 6th Floor, CEP 04543-900, as the specialized company responsible for preparation of the Opinion on the Economic and Financial Valuation of the generation assets of Brasil PCH S.A., of April 22, 2013, for the purposes of Paragraph 1 of Article 256 of Law 6404/1976.

b)        Approval of the Valuation Opinion on Brasil PCH S.A., referred to above.

c)         Approval of the transaction that results in acquisition of 51% of the common shares of Brasil PCH S.A., an unlisted company with head office at Rua São Bento 8, 8th Floor, Centro, Rio de Janeiro, Rio de Janeiro State, CNPJ/MF 07.314.233/0001-08, its articles of association being filed with the Commercial Board of Rio de Janeiro State (Jucerja), under NIRE No. 33.300275-681, through Chipley SP Participações S.A., a company in which Cemig Geração e Transmissão (Cemig GT) owns 40% of the share capital.

2.         Authorization to concede the right of minority stockholders dissenting in this Extraordinary General Meeting of Stockholders to withdraw from the Company in the event of the situation referred to by Paragraph 2 of Article 256 of Law 6404/1976, that is to say, in the event that the price paid for the shares of Brasil PCH S.A. exceeds one and a half times the book value of that company, valued at market prices.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 19, 2013

Dorothea Fonseca Furquim Werneck	Tadeu Barreto Guimarães
Djalma Bastos de Morais	Bruno Magalhães Menicucci
Arcângelo Eustáquio Torres Queiroz	Luiz Augusto de Barros
Guy Maria Villela Paschoal	Marina Rosenthal Rocha
Joaquim Francisco de Castro Neto	Newton Brandão Ferraz Ramos
Saulo Alves Pereira Junior	Tarcísio Augusto Carneiro”

The Chair noted the presence at the meeting of Mr. Diego Moreira Alves, bearer of CPF 013725326-50, representative of Ernst & Young Terco Assessoria Empresarial Ltda., and made available a copy of the said Valuation Opinion, dated April 21 2013.

The Chair then put the Proposal made by the Board of Directors to debate and, subsequently, to the vote, and it was approved by majority of votes. The stockholder Schwab Fundamental Emerging Markets Large Company Index ETF voted against Item 2 of the proposal by the Board of Directors to the Meeting; and the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI voted against Item 1 of the Proposal and abstained in relation to Item 2 of that document.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and I sign them together with all those present.

7. Market Announcement Dated January 31, 2014:  Acquisition of Brasil PCH - right of dissenting stockholders to withdraw

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Acquisition of Brasil PCH:

Right of dissenting stockholders to withdraw

Under its commitment to best corporate governance practices, Cemig (listed and traded on the stock exchanges of São Paulo, New York and Madrid) hereby provides the market with the following complementary information:

Rights of stockholders pursuant to the Extraordinary General Meeting of January 30, 2014:

Among other matters, this General Meeting of Stockholders (“the EGM”) approved:

•                  Indirect acquisition by Cemig, through its subsidiary Chipley SP Participações S.A. (in which it owns 41% of the total and voting stock), of:

51% (fifty one per cent) of the common (voting) shares of Brasil PCH S.A. (– ‘the Acquisition’).

(Brasil PCH S.A. is an unlisted corporation with head office at Rua São Bento 8, 8th floor, Centro, in Rio de Janeiro, Rio de Janeiro State, registered in the CNPJ/MF under N° 07.314.233/0001-08, with articles of association filed at the Commercial Board of the State of Rio de Janeiro (‘Jucerja’), under NIRE 33.300275-681.)

1.              Right to withdraw; amount of reimbursement

As set out in items (s) and (t) of the proposal which the Board of Directors submitted to the EGM, and which the EGM approved:

Since the Acquisition is an investment of material scale, and valuation of the Stockholders’ equity of Brasil PCH at market prices would not be practicable in the required time – making it impossible to evaluate whether or not the price per share payable for the shares of Brasil PCH exceeds one and a half times the value per share of the Stockholders’ equity of Brasil PCH,

Cemig has adopted the view that Paragraph 2 of Article 256 of the Corporate Law (Law 6404, as amended) is applicable to the Acquisition, and that as a result any stockholders that dissent from the decisions taken at the EGM will have the right to withdraw from the Company, with reimbursement of the value of their shares. This applies as follows:

Dissenting stockholders that have the right to withdraw (“qualified stockholders”) are those that:

•                  held common or preferred shares on June 14, 2013 (date of publication of the Material Announcement giving notice of the transaction) – with the exception of any shares that were traded on that day itself; and

•                  maintain ownership of those shares without interruption up to the date of the actual exercise of the right to withdraw.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Value per share for reimbursement:

Under Articles 45 and 137 of Law 6404/76, the value per share of the Company that is to be used for the purposes of the said reimbursement is:

•                   the book value per share contained in the most recent Statement of financial position (Balance sheet) approved by the General Meeting of Stockholders held on April 30, 2013.

This value is, approximately:           R$ 9.571656182 per share.

2.              Deadline for exercise of the right to withdraw

Since the minutes of the EGM that approved the Acquisition were published on January 30, 2014: the right to withdraw may be exercised, by qualified stockholders (i.e. those referred to in Item 1 above), within thirty days from its publishing date by the close of February 28, 2014.

Payment will be made, to qualified stockholders that opt to withdraw, by March 30, 2014.

Partial exercise of the right to withdraw is not allowed.

3.              Documents required

Qualified stockholders wishing to exercise the right to withdraw should, within the period stated in Item 2 above,

•           visit one of the Branches Specialized in Stockholder Services, indicated below, of Banco Itaú-Unibanco S.A., the depositary institution of the Company’s shares, during local banking hours;

•           fill out the corresponding form, available at the branch; and

•           present copies, together with the originals (for identification) of the following documents:

•            Stockholders that are individuals:

Identity Card.

Federal Taxpayer Number (CPF) identification.

Proof of address.

A letter in the stockholder’s handwriting requesting the withdrawal.

•            Stockholders that are legal entities:

Authenticated copy of the current consolidated By-laws or Articles of Association.

Federal Corporate Taxpayer Registry (CNPJ) inscription card.

Corporate documentation granting powers of representation.

Authenticated copies of CPF, Identity Card and proof of residence of representatives.

Handwritten letter requesting the withdrawal.

•                 Addresses of Specialized Branches of Banco Itaú-Unibanco:

BRASÍLIA – SPECIALIZED BRANCH FOR SECURITIES

(“Agência Especializada Valores Mobiliários – Brasília”)

SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja,

Centro, 70300-500 Brasília, DF

BELO HORIZONTE – SPECIALIZED BRANCH FOR SECURITIES

Av. João Pinheiro, 195 – Basement,

Centro, 30130-180 Belo Horizonte, MG

CURITIBA – SPECIALIZED BRANCH FOR SECURITIES

Rua João Negrão, 65 – Sobreloja,

Centro, 80010-200 Curitiba, PR

PORTO ALEGRE – SPECIALIZED BRANCH FOR SECURITIES

Rua Sete de Setembro, 746 – Ground floor,

Centro, 90010-190 Porto Alegre, RS

RIO DE JANEIRO – SPECIALIZED BRANCH FOR SECURITIES

Rua Sete de Setembro, 99 – Basement,

Centro, 20050-005 Rio de Janeiro, RJ

SÃO PAULO – SPECIALIZED BRANCH FOR SECURITIES

Rua Boa Vista, 176 – 1st Basement,

Centro, 01092-900 São Paulo, SP

SALVADOR – SPECIALIZED BRANCH FOR SECURITIES

Av. Estados Unidos, 50 (Edifício Sesquicentenário) – 2nd Floor,

Comércio, 40020-010 Salvador, BA

Qualified stockholders whose shares are held for custody at the BM&FBovespa Central Assets Depositary, who wish to do so, may exercise the right to withdraw through their custodian agents.

Trading in the shares will not be interrupted during the period for exercise of the right to withdraw.

Stockholders represented by a person holding a power of attorney must deliver that power of attorney, as well as the documents referred to above. It must contain specific powers for the Attorney to give notice in the grantor’s name of the exercise of the right to withdraw, and to request the reimbursement of the shares.

Further information can be obtained by e-mailing ri@cemig.com.br or by telephone to +55–31 3506-5024.

Banco Itaú-Unibanco S.A., the depositary bank for the Company’s shares, will also be at the disposal of stockholders to provide any further information, on the following telephone numbers, on business days, from 9 a.m. to 6 p.m.:

When calling from outside Brazil:	+55-11 3003-9285

Inside Brasil:
From state capitals and Metropolitan Regions:	3003-9285

Belo Horizonte, January 31, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

8. Summary of Principal Decisions of the 587th Meeting of the Board of Directors Held on February 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 6, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 587th meeting, held on February 6, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Constitution of a company by Cemig.

2.              The Catalina Project.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Market Announcement Dated February 12, 2014:  Reply to BM&FBovespa Request for Information No. GAE 0277/14

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 33300266003

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Request for Information

No. GAE 0277/14, of February 11, 2014

Question asked by BM&F BOVESPA

We request explanations, to be given by February 12, 2012, about the content of the news report published in Valor Econômico newspaper of February 11, 2014 under the headline “Cemig estimates investment of R$ 3 billion for this year”, and any other information considered to be important.

Reply by CEMIG

Dear Sirs:

In response to the inquiry by BM&FBovespa, through Official Letter GAE 0277/14, of February 11, 2014, we report that the estimate referred to is based on figures previously published at our 18th Annual Meeting between Cemig and Apimec, held on May 27, 2013. The data disclosed on that occasion includes the investment planned for the period 2013–2017.

The approximate annual estimates of investments, of around R$ 3 billion, are as follows:

•             R$ 1 billion for Cemig Distribuição S.A.;

•             R$ 350 million for Cemig Geração e Transmissão S.A.;

•             R$ 50 million for Cemig; and

•            Between R$ 1 billion and R$ 1.5 billion in acquisition of new assets, based on the average of recent years, which includes the following acquisitions already announced:

•             R$ 650 million (value at January 1, 2013) in acquisition of 49% of Brasil PCH, as stated in the Material Announcement published on June 14, 2013;

•            R$ 206 million in acquisition of 4.41% of Norte Energia, as stated in the Material Announcement published on December 19, 2013.

Belo Horizonte, February 12, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. Market Announcement Dated February 14, 2014:  Purchase price paid for 51% of Brasil PCH

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Purchase price paid for 51% of Brasil PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby announces to the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

As per Material Announcements published June 14, July 31, 2013, August 8 and October 28, 2013:

On today’s date, Chipley SP Participações S.A., owned 40% by Cemig Geração e Transmissão S.A. (Cemig GT), 59% by Renova Energia S.A. and 1% by Renovapar S.A., paid the total agreed consideration of R$ 739,943,143.10 for acquisition of 51% of the voting stock of Brasil PCH S.A., comprising 49% acquired from Petrobras and 2% acquired from Jobelpa.

Following this transaction, Chipley is now a member of the group of controlling stockholders of Brasil PCH.

The prices paid for these two interests, updated and adjusted in accordance with the share purchase agreement, are as follows:

Vendor	% interest in Brasil PCH	Price paid
Petrobras	49%	R$	710,925,759.07
Jobelpa	2%	R$	29,017,384.03
Total		R$	739,943,143.10.

Belo Horizonte, February 14, 2014,

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Summary of Principal Decisions of the 588th Meeting of the Board of Directors Held on February 14, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 14, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 588th meeting, held on February 14, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Signature of amendments to a financing contract between Norte Energia S.A. and the BNDES, with Cemig and Cemig GT as consenting parties.

2.              Signature of amendments to public electricity transmission service concession contracts, between Taesa and the federal government, with FIP Coliseu and Cemig as consenting parties.

3.              Signature of amendment to a contract to supply electronic food and meal vouchers, with Ticket Serviços S.A., and inclusion of CemigTelecom in the new contracting proceedings.

4.              Increase in the registered share capital of Cemig Capim Branco Energia S.A. and orientation of vote in an EGM of that company.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. Summary of the Minutes of the 586th Meeting of the Board of Directors Held on January 23, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

586TH MEETING

Date, time and place:	January 23, 2014 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                          The Board:

a)            Approved the minutes of this meeting.

b)             Authorized the representative(s) of the Company at the Extraordinary General Meeting of Stockholders of Taesa, to be held on February 5, 2014, to vote in favor of that Company participating in Aneel Auction 011/2013.

III                     Comment: The Chair and the Board Member João Camilo Penna spoke on general matters and business of interest to the Company:

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Adriano Magalhães Chaves,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Christiano Miguel Moysés,

José Augusto Gomes Campos,

Luiz Augusto de Barros,

Marina Rosenthal Rocha;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. Market Announcement Dated February 20, 2014: CEMIG studies privatization of Colombian Generator Isagen

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig studies privatization of Colombian generator Isagen

Cemig (a listed company with securities traded on stock exchanges of São Paulo, New York and Madrid), in line with its commitment to best corporate governance practices, and in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to stockholders and the market as follows:

Cemig is studying the possibility of participating in the process of privatization of Isagen S.A. E.S.P. (“Isagen”), conducted by the Colombian government.

Isagen is a Colombian company operating six generating plants, with generation capacity of 2,212 MW. Of this total, 1,912MW (or 86.43%) is hydroelectric and 300MW (13.57%) is thermoelectric.

The opportunity is in harmony with the development strategy set out in Cemig’s Long-Term Strategic Plan, which aims for balanced growth in electricity generation, transmission and distribution — both organically (through new projects) and through mergers and acquisitions, the principal commitments being to sustainable growth and addition of value for stockholders in the long term.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders; and to publish all and any material information as and when any stockholding ownership transaction takes place.

Belo Horizonte, February 20, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.